Atlas Copco

05013008

RECEIVED

2005 DEC -2 P 3:49

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Office of International Corporate Finance
Mail Stop 3-2

Stockholm, Sweden, November 30, 2005

SUPPL

File No. 82-812

Please find enclosed the following press releases from Atlas Copco AB, each marked with the above stated number:

- Atlas Copco to acquire Italian control instruments and torque measurement company
- Atlas Copco Capital Markets Day

Atlas Copco AB
Group Communications

Katarina Dahn

PROCESSED

DEC 05 2005

THOMSON FINANCIAL

Sent by DHL 477 9948 412

SEC 82-812

Atlas Copco

Press Release from the Atlas Copco Group

For further information please contact:
Mattias Olsson, Investor Relations Manager
+46 (0)8 743 8291 or +46 (0)70 518 8291
Annika Berglund, Senior Vice President Communications
+46 (0)8 743 8070 or +46 (0)70 322 8070

Atlas Copco's Capital Markets Day in brief

Stockholm, Sweden, November 30, 2005: Today, Atlas Copco holds its annual Capital Markets Day. The objective is to give a deeper understanding of the Group's strategy, structure, and ongoing activities. A special focus is put on the Industrial Technique business area.

The Atlas Copco Group has a vision to be First in Mind—First in Choice™ of customers and other key stakeholders. *"We have achieved a high rate of very profitable growth through a combination of focused organic growth and a significant number of acquisitions,"* says Gunnar Brock, President and CEO. The two major contributing factors to the growth and profit development are an increased presence and penetration in selective growth markets like China, India, Russia and United States, as well as an increased rate of new product introduction. The decision to start compressor element manufacturing in China will further support strong growth in the Asian region.

Gunnar Brock reconfirms the near-term outlook given on October 21, when Atlas Copco presented its third quarter report. *"The near-term demand for Atlas Copco's products and services is expected to remain at a high level."* He adds," *We expect to continue to achieve results in accordance with our set financial targets. The cash generation is also expected to stay strong giving good opportunities for acquisitions and high returns to shareholders."*

The business area Industrial Technique has been through major changes during the past year. On January 3, 2005, the divestment of the two professional electric power tools divisions was made. A number of companies have been acquired; Scanrotor, Techmotive, Fuji and BLM. *"The acquired businesses have a very good strategic fit and contribute with complementary products and market coverage,"* says Fredrik Möller, Business Area President. *"Product development is as important as ever and we are launching new innovative products at a high speed, aimed at the automotive and general industry as well as to the automotive aftermarket."*

About 100 analysts, investors, and journalists will attend the Capital Markets Day in Stockholm, Sweden, along with the members of Atlas Copco Group Management.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2004, the Group had revenues of approximately BSEK 49, with 98% of revenues outside Sweden. The Group has more than 25 000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, industrial tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC Equipment Rental, and CP. More information can be found on atlascopco.com.

SEC 82-812

Press Release from the Atlas Copco Group

For further information please contact:
Fredrik Möller, Business Area President, Industrial Technique
+46 (0)8 743 9592 or +46 (0)70 555 9592
Annika Berglund, Senior Vice President Communications
+46 (0)8 743 8070 or +46 (0)70 322 8070

Atlas Copco to acquire Italian control instruments and torque measurement company

Stockholm, Sweden, November 30, 2005: Atlas Copco Italia S.p.A. has signed an agreement to acquire Italian control instruments and torque measurement manufacturer BLM s.r.l.. BLM's turnover in 2004 was approximately MSEK 59 (MEUR 6.4) and it has 44 employees. The acquisition is expected to be completed at the beginning of 2006.

BLM, based near Milan, specializes in torque and tightening testing equipment with 90% of sales to the motor vehicle industry. BLM's products are complementary to Atlas Copco Tools and Assembly Systems' range, and have mainly been sold in Europe up to now. By adding Atlas Copco's worldwide general industry and motor vehicle industry channels to market, the business is expected to grow significantly.

"Through the acquisition we will be able to offer our customers a wider and more complete range of torque and tightening testing equipment," says Fredrik Möller, Business Area President, Industrial Technique. *"This acquisition will also give us the opportunity to accelerate growth in this product segment."*

BLM will be part of the Atlas Copco Tools and Assembly Systems division within the Industrial Technique business area. It will operate under the Atlas Copco brand.
For more information visit BLM's homepage on www.blm-torque.com.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2004, the Group had revenues of approximately BSEK 49, with 98% of revenues outside Sweden. The Group has more than 25 000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, industrial tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC Equipment Rental, and CP. More information can be found on atlascopco.com.

Atlas Copco Tools and Assembly Systems develops, manufactures and markets hand-held electric and pneumatic tools and assembly systems. The products are primarily sold to the automotive and general industry world-wide. With customer service centers in many parts of the world, the company offers not only a complete range of products and service but also global project management for multi-national customers. The headquarters are located in Stockholm, Sweden. Atlas Copco Tools and Assembly Systems is a division within the Industrial Technique business area of the Atlas Copco Group. See www.atlascopco.com